

16013437

UNITED STATES
TIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response..........	12.00


SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 03 2016
REGISTRATIONS BRANCH
16

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68736

FACING PAGE

Information Requested of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/15** (MM/DD/YY) AND ENDING **12/31/15** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Motif Investing, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 S. El Camino Real, Suite 575
(No. and street)

San Mateo	**CA**	**94402**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul F. Schmidt **(650) 437-2080**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

555 Mission Street	**San Francisco**	**CA**	**94105**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accounta must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2,*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Paul F. Schmidt, affirm (or swear) that, to the best of my knowledge and belief, the accompanying consolidated financial statements and supplemental schedules pertaining to Motif Investing, Inc. as of and for the year ended December 31, 2015, are true and correct. I further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature: P. F. Schmidt

Date: Feb. 25, 2016

Title: CFO & SVP Strategic Partnerships

Signature: SEE ATTACHED

Notary Public

CALIFORNIA JURAT WITH AFFIANT STATEMENT **GOVERNMENT CODE § 8202**

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

Signature of Document Signer No. 1 *Signature of Document Signer No. 2 (if any)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of San Mateo

Subscribed and sworn to (or affirmed) before me on this 25th day of February, 2016
Date *Month* *Year*
by
(1) Paul F. Schmidt
(and (2) ________),
Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature ________
Signature of Notary Public


JOHN S. CLEVELAND
COMM. # 2115065
NOTARY PUBLIC - CALIFORNIA
SAN MATEO COUNTY
My Comm. Exp. June 12, 2019

Seal
Place Notary Seal Above

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: Consolidated Financial ... Document Date: Feb. 25, 20[illegible]

~~Number of Pages:~~ ____ Signer(s) Other Than Named Above: NONE

MOTIF INVESTING, INC.

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Motif Investing, Inc.

(SEC. I.D. No. 8-68736)

Consolidated Statement of Financial Condition
as of December 31, 2015, and Report of Independent
Registered Public Accounting Firm

PUBLIC DOCUMENT

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a public document.



Deloitte & Touche LLP
555 Mission Street
Suite 1400
San Francisco, CA 94105
USA

Tel: +1 415 783 4000
Fax: +1 415 783 4329
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and stockholders of Motif Investing, Inc.:

We have audited the accompanying consolidated statement of financial condition of Motif Investing, Inc. (the "Company") as of December 31, 2015, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated statement of financial condition presents fairly, in all material respects, the financial position of Motif Investing, Inc. as of December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

Deloitte + Touche LLP

February 24, 2016

MOTIF INVESTING, INC.
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2015

Assets	
Cash and cash equivalents	$ 53,198,142
Receivable from clearing broker	525,995
Securities owned	266,629
Fixed assets, net	506,177
Prepaid expenses and other assets	1,471,315
Total assets	**$ 55,968,258**
Liabilities	
Accounts payable	$ 904,029
Accrued expenses and other liabilities	2,093,580
Total liabilities	2,997,609
Stockholders' equity	
Common stock, $0.001 par value - 9,836,474 shares issued and outstanding	10,835
Series A preferred stock, $0.001 par value - 10,129,658 shares issued and outstanding	10,130
Series B preferred stock, $0.001 par value - 8,982,303 shares issued and outstanding	8,982
Series C preferred stock, $0.001 par value - 9,654,371 shares issued and outstanding	9,654
Series D preferred stock, $0.001 par value - 7,479,269 shares issued and outstanding	7,479
Series E preferred stock, $0.001 par value - 5,579,734 shares issued and outstanding	5,580
Additional paid-in capital	126,480,086
Treasury stock	(2,000,000)
Accumulated deficit	(71,562,097)
Total stockholders' equity	52,970,649
Total liabilities and stockholders' equity	**$ 55,968,258**

See notes to consolidated statement of financial condition.

1. NATURE OF BUSINESS

Motif Investing, Inc. (the "Company"), founded in 2010, has developed and made available to the general public technology targeted at self-directed investors and financial advisors. The Company allows individuals to make investment choices and decisions through its secure website. The Company received approval to operate and conduct business as a broker-dealer in June 2011, is registered with the Securities and Exchange Commission ("SEC"), and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company commenced operations in 2012. In 2014, the Company released a version of its trading platform targeted at Registered Investment Advisors ("RIAs"). In 2015, the Company launched Motif Capital Management ("Motif Capital"), a wholly-owned investment management subsidiary of the Company. Motif Capital is a next-generation global equity investment management company that specializes in the management of thematic investment strategies for financial institutions such as private wealth management, investment companies, endowments, and family offices. Motif Capital is an SEC registered investment advisory firm.

Risks and Uncertainties — The Company is subject to all of the risks inherent in an early stage business operating in the securities industry. These risks include, but are not limited to, a limited operating history, new and rapidly evolving markets, reliance on additional equity or debt issuances for funding of operations, dependence on the development of new technology and services, unfavorable economic and market conditions, competition from larger and more established companies, limited management resources, and the changing nature of the securities industry. Failure by the Company to anticipate or to respond adequately to technological developments in its industry, changes in customer demand, or changes in regulatory requirements or industry standards, or any significant delays in the development or introduction of technology and services, would have a material adverse effect on the Company's business and operating results.

2. LIQUIDITY AND CAPITAL RESOURCES

To date, the Company has not generated significant revenues and has financed its operations and development primarily through private placements of preferred stock. As of December 31, 2015, the Company had cash and cash equivalents of $53,198,142. Management intends to continue its development efforts and to finance operations of the Company through debt or equity financings. Although management believes that the Company will be able to successfully fund its operations, there can be no assurance that the Company will be successful in obtaining additional financing on favorable terms or at all.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Basis of Presentation — As principal operations have commenced, the Company no longer reports as a development stage company as defined in the Financial Accounting Standards Board's ("FASB") Accounting Standards Codification ("ASC") 915, *Development Stage Entities*. The Company has incurred significant net losses and negative cash flows from operations during the period from the date of inception through December 31, 2015. Management expects operating losses and negative cash flow to continue through 2016 and perhaps further. The Company is dependent upon continued future financing for the working capital necessary to execute its business plan.

Consolidation — The accompanying consolidated statement of financial condition includes the accounts of the Company and Motif Capital. All intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates — The preparation of the Company's consolidated statement of financial condition in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the consolidated statement of financial condition. Actual amounts could differ from such estimates and these differences could be material.

Cash and Cash Equivalents — The Company considers highly liquid investments with original maturities of three months or less to be cash equivalents.

Securities Owned— Securities owned are recorded on a trade-date basis and are carried at fair value. Realized and unrealized gains and losses incurred from market fluctuations of these securities are included in trading gains/losses revenue.

Receivable from Clearing Broker — Securities transactions are executed through a clearing broker on a fully-disclosed basis. The amounts receivable from the clearing broker relate to such transactions.

Fair Value of Financial Instruments — Securities owned are recorded at fair value. The Company's other financial instruments, including cash and cash equivalents, the receivable from clearing broker and certain other assets, are recorded at their cost or contract amount, which is considered by management to approximate their fair value as they are short-term in nature and are subject to frequent repricing.

The Company's securities owned are valued based on Level 1 inputs as defined in FASB ASC 820, *Fair Value Measurements*, which are inputs based on quoted prices in active markets. The Company's financial instruments measured at fair value as of December 31, 2015 were as follows:

		Fair value measurement using		
	Fair value	Level 1	Level 2	Level 3
Assets:				
Equity securities	266,629	266,629	-	-
Total assets	$ 266,629	$ 266,629	$ -	$ -

Research and Development Costs — The Company expenses research and development costs as incurred. Research and development expenses include personnel and personnel-related costs, costs associated with product design, development and pilot construction and testing, research costs and other consulting and professional services, and allocated facility and related expenses.

Impairment of Long-Lived Assets — The Company regularly evaluates its long-lived assets for indicators of possible impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. An impairment loss would be recognized when estimated undiscounted future cash flows expected to result from the use of an asset and its eventual disposition are less than the carrying amount. Impairment, if any, is measured using discounted cash flows. No impairment of long-lived assets has been recorded.

Fixed Assets, Net — Fixed assets are stated at cost, less accumulated depreciation and amortization. Depreciation is computed over the estimated useful lives of the respective assets, which range from

three to five years, using the straight-line method. Amortization of leasehold improvements is computed over the shorter of the useful life or the remaining life of the office lease. Repairs and maintenance costs are expensed as incurred. Upon disposition, the cost and related accumulated depreciation and amortization are removed from the accounts, and the resulting gain or loss is reflected in the consolidated statement of operations.

The Company capitalized costs incurred to develop its website and internal-use software when preliminary development efforts were successfully completed, management had authorized and committed project funding, and it was probable that the project would be completed and the software would be used as intended. Such costs are amortized on a straight-line basis over the estimated useful life of the related asset, which approximates two to five years. Costs incurred prior to meeting these criteria, together with costs incurred for training and maintenance, were expensed as incurred. Costs incurred for enhancements that are expected to result in additional material functionality are capitalized and expensed over the estimated useful life of the upgrades.

4. FIXED ASSETS

Fixed assets at December 31, 2015 consisted of:

Furniture and fixtures	$ 124,313
Computers and office equipment	296,434
Website and software development costs	1,209,285
Leasehold improvements	105,562
Total fixed assets, gross	$ 1,735,594
Less accumulated depreciation and amortization	(1,229,417)
Total fixed assets, net	$ 506,177

5. STOCKHOLDERS' EQUITY

Common Stock — In 2010, 9,000,000 shares of common stock were issued in the initial capitalization of the Company. Early holders of common stock purchased the shares under the terms and conditions of a restricted stock purchase agreement which grants the Company the right, but not the obligation, to repurchase any shares which have not yet been released from the repurchase option at a price per share equal to the lesser of the fair market value and the original purchase price. In 2011, the Company repurchased 998,054 shares of common stock at a price of $2.0039 per share for a total of $2,000,000, which is recorded as treasury stock.

Non-Redeemable Convertible Preferred Stock — Convertible preferred stock is issuable in series, with rights and preferences. In January 2015, the Company issued 5,579,734 shares of Series E preferred stock at a price of $7.1688 per share, raising net proceeds of $39,839,085. In conjunction with the issuance of the Series E preferred stock, the Company issued a warrant to the purchaser of the Series E preferred stock. The warrant allows the holder to purchase up to 6,199,704 shares of the Company's Series E preferred stock at a purchase price of $17.922 per share. The warrant expires upon the earliest of the following events: (i) 36 months from the issuance date of the warrant, (ii) a liquidation event, as defined in the Company's Amended and Restated Certificate of Incorporation, (iii) the closing of the Company's initial public offering of its common stock or (iv) when the warrant holder no longer holds any shares of the Company's common stock issuable or issued.

Stock Option Plan — In September 2010, the Company adopted the 2010 Equity Incentive Plan (the "2010 Plan"). Under the Company's amended and restated 2010 Plan, 4,223,960 shares of common

stock are reserved for the issuance of Incentive Stock Options ("ISOs") to employees, officers, and advisors of the Company. The exercise price of a stock option is approved by the Board of Directors when the stock option is granted and may not be less than the fair market value of the shares of the Company's common stock on the grant date of the stock option. ISOs granted under the 2010 Plan generally vest 25% after the completion of 12 months of service and the balance in equal monthly installments over the next 36 months of service and expire 10 years from the date of grant.

The 2010 Plan allows for the early exercise of stock options prior to full vesting, as determined by the Board of Directors. Unvested shares are subject to repurchase by the Company at not less than the original exercise price, upon termination of employment. As of December 31, 2015, no shares of common stock held by employees resulting from the exercise of stock options were subject to repurchase.

A summary of the Company's stock option activity under the 2010 Plan is as follows:

	Number of stock options outstanding	Weighted-average exercise price per stock option	Weighted-average remaining contractual life (in years)
Stock options outstanding as of December 31, 2014	2,617,635	$0.91	
Stock options granted	2,296,961	2.49	
Stock options exercised	(46,574)	0.56	
Stock options cancelled	(978,429)	1.66	
Stock options outstanding as of December 31, 2015	3,889,593	1.66	8.7
Stock options available for future grants as of December 31, 2015	245,937		

6. INCOME TAXES

Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to material differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for loss carry forwards. A valuation allowance is recorded for deferred tax assets if it is more likely than not that some portion or all of the deferred tax assets will not be realized. As of December 31, 2015, the Company's deferred tax assets were exclusively related to net operating loss carry forwards and fully offset by a valuation allowance.

The Company has estimated federal and state net operating loss carry forwards as of December 31, 2015, of approximately $70,990,519 and $70,967,103, respectively, available to offset future regular and alternative minimum taxable income. The Company's federal and state net operating loss carry forwards will expire beginning in 2031, if not fully utilized.

7. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "Rule"). The Company's minimum net capital requirement, pursuant to the requirements for introducing brokers with proprietary trading activities, is the greater of 6-2/3% of aggregate indebtedness or $100,000. The Rule also requires the Company to notify and sometimes obtain approval from the SEC and FINRA for significant withdrawals of capital or loans to affiliates. As of December 31, 2015, the Company's net capital was $50,953,163 which was $50,753,322 in excess of its minimum requirement. The Company's ratio of aggregate indebtedness to net capital was 0.059 to 1 as of December 31, 2015.

8. RECEIVABLE FROM CLEARING BROKER

The receivable from clearing broker is pursuant to the clearance agreement in effect. As of December 31, 2015, the Company's receivable from clearing broker was $525,995.

9. CONCENTRATION OF CREDIT RISK

The majority of the Company's cash and cash equivalents are held at a single financial institution in both money market and non-interest bearing accounts. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000. The Company also maintains balances with its clearing broker as disclosed in Note 8. The Company's management does not believe the credit risk associated with its cash and cash equivalents and receivable from clearing broker is significant due to the financial stability of such financial institutions.

10. COMMITMENTS AND CONTINGENT LIABILITIES

The Company has lease agreements for office space under non-cancelable operating lease agreements. The last of these leases expires in 2017. The aggregate future minimum annual rental payments for office space under these lease agreements for the two years subsequent to December 31, 2015, are as follows:

Year ending:	
2016	$ 489,859
2017	67,099
Total	$ 556,958

11. RELATED PARTY TRANSACTIONS

For the year ended December 31, 2015, the Company did not engage in related party transactions which would result in a material effect on the Company's consolidated statement of financial condition.

12. SUBSEQUENT EVENTS

Management evaluated subsequent events through the date the consolidated statement of financial condition was issued. In February 2016, the Company entered into a non-cancellable lease agreement for office space. The lease agreement is expected to commence in September 2016 and has an initial term of 10 years. The aggregate future minimum annual rental payments under the lease agreement over its initial term is approximately $15,624,445.

* * * * * *